

October 29, 2013

Via E-mail
Mr. Shang-Wen Hsiao
President and Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re:** **21Vianet Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 19, 2013**
> **File No. 001-35126**

Dear Mr. Hsiao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 1. Organization, page F-14

1. We note that you disclose on page F-21 total assets and total liabilities of the Consolidated VIE. Please expand your disclosure to present the carrying amounts and classification of the VIE's assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE for accrued service fees. In addition, disclose how your involvement with the VIE affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

2.   Paragraph 5A.d of ASC 810-10-50 requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

Note 4. Acquisitions

Business Combinations

21V Xi'an, page F-33

3.   We note your disclosure that you recognized a bargain purchase gain that represents the excess of the fair value of the property and equipment over the amount used to determine the original purchase consideration. Tell us what consideration you gave to discussing the reasons why the transaction resulted in a gain. Refer to ASC 805-30-50-1.f.2. In this regard, further explain to us how the purchase price was determined and why you believe the consideration was acceptable to the seller. Describe the methodology and assumptions used in the valuation of the property and equipment. In addition, please tell us how you considered the guidance in ASC 805-30-25-2 through 25-4.

4.   We note that you purchased 21V Xi'an from a subsidiary of aBitCool, Inc. Please describe your relationship with aBitCool, Inc. Tell us the amount of aBitCool, Inc.'s shareholder's ownership interests in your company and in 21V Xi'an, before and after the transaction. In addition, please cite the authoritative literature relied upon in your accounting for the transaction.

5.   Tell us what consideration you gave to the disclosure requirements in ASC 850-10-50-1a and 50-5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief